# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SKYE BIOSCIENCE, INC., CIK 0001516551
CUSIP: 83086J200
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 11250 EL CAMINO REAL, SUITE 100, SAN DIEGO, California (CA), 92130
Date of event which requires filing of this statement: 12/17/2024
Amends the filing with accession number 0001104659-23-096002
Filed by CIK 0001873545
Persons authorized to receive notices and communications: Lauren A. Daniel, 5AM Venture Management, LLC, 4 Embarcadero Center, Suite 3110, San Francisco, California (CA), 94111, (415) 993-8565

## Reporting persons
- 5AM Partners VII, LLC (CIK 0001873545): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,872,599; sole dispositive power 0; shared dispositive power 9,872,599; aggregate amount beneficially owned 9,872,599 (30.8% of the class)
- 5AM Ventures VII, L.P. (CIK 0001844435): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 9,872,599; sole dispositive power 0; shared dispositive power 9,872,599; aggregate amount beneficially owned 9,872,599 (30.8% of the class)
- 5AM Partners II, LLC (CIK 0001555952): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,745,962; sole dispositive power 0; shared dispositive power 1,745,962; aggregate amount beneficially owned 1,745,962 (5.8% of the class)
- 5AM Ventures II, L.P. (CIK 0001386509): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,679,685; sole dispositive power 0; shared dispositive power 1,679,685; aggregate amount beneficially owned 1,679,685 (5.5% of the class)
- 5AM Co-Investors II, L.P. (CIK 0001390376): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 66,277; sole dispositive power 0; shared dispositive power 66,277; aggregate amount beneficially owned 66,277 (0.2% of the class)
- Andrew J. Schwab (CIK 0001598549): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 78,334; shared voting power 11,618,561; sole dispositive power 78,334; shared dispositive power 11,618,561; aggregate amount beneficially owned 11,696,895 (36.4% of the class)
- Kush Parmar (CIK 0001664281): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,872,599; sole dispositive power 0; shared dispositive power 9,872,599; aggregate amount beneficially owned 9,872,599 (30.8% of the class)
- John D. Diekman (CIK 0001240357): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,745,962; sole dispositive power 0; shared dispositive power 1,745,962; aggregate amount beneficially owned 1,745,962 (5.8% of the class)
- Scott M. Rocklage (CIK 0001219014): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,745,962; sole dispositive power 0; shared dispositive power 1,745,962; aggregate amount beneficially owned 1,745,962 (5.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: SKYE BIOSCIENCE, INC.
Address of issuer's principal executive offices: 11250 EL CAMINO REAL, SUITE 100, SAN DIEGO, California (CA), 92130
Comment: This Amendment No. 3 (this "Amendment No. 3" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 28, 2023, as amended by Amendment No. 1 filed on January 31, 2024 and by Amendment No. 2 filed on March 13, 2024 (as amended, the "Original Schedule 13D") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Original Schedule 13D. Unless amended or supplemented below, the information in the Original Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of 5AM Ventures VII, L.P. ("Ventures VII"), 5AM Partners VII, LLC ("Partners VII"), 5AM Ventures II, L.P. ("Ventures II"), 5AM Co-Investors II, L.P. ("Co-Investors II"), 5AM Partners II, LLC ("Partners II"), Andrew J. Schwab ("Schwab"), Dr. Kush Parmar ("Parmar"), Dr. John D. Diekman ("Diekman") and Dr. Scott M. Rocklage ("Rocklage"). Ventures VII, Partners VII, Ventures II, Co-Investors II, Partners II, Schwab, Parmar, Diekman and Rocklage are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 4 Embarcadero Center, Suite 3110, San Francisco, CA 94111.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments. Each of Diekman and Rocklage serves as a Managing Member of Partners II, which is the general partner of Ventures II. Parmar serves as a Managing Member of Partners VII, which is the general partner of Ventures VII. Schwab serves as a Managing Member of each of Partners II and Partners VII.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Ventures VII, Partners VII, Ventures II, Co-Investors II and Partners II was organized in the state of Delaware and each of the individuals is a citizen of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

On December 17, 2024, each of Partners VII and Partners II entered into a Stock Sale Plan (the "10b5-1 Plan") with Piper Sandler & Co. ("Piper Sandler"), pursuant to which Piper Sandler is authorized to sell up to an aggregate of 2,000,000 shares of Common Stock on behalf of Partners VII and Partners II during the period beginning on the later of (i) March 17, 2025 and (ii) two business days after filing the Issuer's Form 10-K for the year ending December 31 (but no later than April 16, 2025), and ending December 17, 2025, subject to earlier termination in accordance with the terms of the 10b5-1 Plan and applicable laws, rules and regulations. Transactions under the 10b5-1 Plan will be subject to certain price restrictions and other restrictions under the terms of the 10b5-1 Plan. The 10b5-1 Plan is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A is incorporated by reference. The percentage set forth in each row 13 is based upon 30,338,290 shares of the Common Stock issued and outstanding as of November 6, 2024 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024, adjusted for each Reporting Person, in accordance with rules of the SEC, to give effect to exercise of warrants and exercise of stock options within 60 days, in each case beneficially owned by such Reporting Person.

Ventures VII directly holds (i) 8,167,206 shares of Common Stock and (ii) 1,705,393 shares of Common Stock issuable upon exercise of warrants. Partners VII serves as sole general partner of Ventures VII and Schwab and Parmar are managing members of Partners VII. Each of Partners VII, Schwab and Parmar shares voting and dispositive power over the securities held by Ventures VII.

Ventures II directly holds 1,679,685 shares of Common Stock and Co-Investors II directly holds 66,277 shares of Common Stock. Partners II serves as sole general partner of each of Ventures II and Co-Investors II and Schwab, Diekman and Rocklage are managing members of Partners II. Each of Partners II, Schwab, Diekman and Rocklage shares voting and dispositive power over the securities held by Ventures II and Co-Investors II.

Schwab also holds 78,334 shares of Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of the date of this filing.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows 7 through 10 on the cover pages of this Schedule 13D/A for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

10b5-1 Plan

On December 17, 2024, Partners VII and Partners II entered into the 10b5-1 Plan. Pursuant to the 10b5-1 Plan, Piper Sandler is authorized to sell up to an aggregate of 2,000,000 shares of Common Stock, subject to certain conditions and restrictions set forth in the 10b5-1 Plan as follows:

Ventures VII: 1,699,453 shares
Ventures II: 1,699,453 shares
Co-Investors I: 11,409 shares

All sales under the 10b5-1 Plan will be split between Ventures VII, Ventures II and Co-Investors II on a pro rata basis, roughly, 14.46%, 0.57% and 84.97%, respectively.

The foregoing description is qualified in its entirety by reference to the form of 10b5-1 Plan, a copy of which is filed herewith as Exhibit 99.2 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement
Exhibit 99.2 Stock Sale Plan

## Signatures
- 5AM Partners VII, LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (12/19/2024)
- 5AM Ventures VII, L.P.: /s/ Andrew J. Schwab, By 5AM Partners VII, LLC, its General Partner, By Andrew J. Schwab, Managing Member (12/19/2024)
- 5AM Partners II, LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (12/19/2024)
- 5AM Ventures II, L.P.: /s/ Andrew J. Schwab, By 5AM Partners II, LLC, its General Partner, By Andrew J. Schwab, Managing Member (12/19/2024)
- 5AM Co-Investors II, L.P.: /s/ Andrew J. Schwab, By 5AM Partners II, LLC, its General Partner, By Andrew J. Schwab, Managing Member (12/19/2024)
- Andrew J. Schwab: /s/ Andrew J. Schwab, Andrew J. Schwab (12/19/2024)
- Kush Parmar: /s/ Kush Parmar, Kush Parmar (12/19/2024)
- John D. Diekman: /s/ John D. Diekman, John D. Diekman (12/19/2024)
- Scott M. Rocklage: /s/ Scott M. Rocklage, Scott M. Rocklage (12/19/2024)